UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bona Film Group Limited

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

American Depositary Shares, evidenced by American Depositary Receipts, each two of which represent one

Ordinary Share.

(Title of Class of Securities)

09777B107**

(CUSIP Number)

Qin Xuetang Fosun International Limited Room 808 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 2509 3228	With a copy to: Hillel T. Cohn, Esq. Morrison & Foerster LLP 707 Wilshire Boulevard Los Angeles, California 90017 USA (213) 892-5251

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each two of which representing one ordinary share.  No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of ordinary shares, par value $0.0005 per share, of Bona Film Group Limited (“Ordinary Shares”) represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by Bona Film Group Limited (the “Issuer”), this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fosun Financial Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,517,085 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,517,085 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,517,085 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 20.1% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by (i) 4,000,000 ADSs held by Orrick Investments Limited, (ii) 663,201 ADSs held by Peak Reinsurance Company Limited, and (iii) 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Orrick Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.2% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 4,000,000 ADSs held by Orrick Investments Limited.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Peak Reinsurance Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 331,601 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 331,601 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 331,601 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the aggregate number of Ordinary Shares represented by 663,201 ADSs held by Peak Reinsurance Company Limited.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

CUSIP No. 09777B107

1.	Names of Reporting Persons Fidelidade — Companhia de Seguros, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,185,484 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,185,484 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,185,484 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 12.9% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Number of shares is the number of Ordinary Shares represented by 4,165,926 Ordinary Shares and 39,116 ADSs held by Fidelidade — Companhia de Seguros, S.A.

(2)                                 Relying on information provided by the Issuer, this percentage is calculated based on 32,402,346 Ordinary Shares outstanding on June 12, 2015.

This Amendment No. 2 amends the Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014 (the “Original 13D”) by Fosun International Limited (“Fosun International”) relating to the ordinary shares, par value $0.0005 per share (the “Ordinary Shares”), each Ordinary Share represented by two American depositary shares (the “ADSs”), as evidenced by American Depositary Receipts, of Bona Film Group Limited (the “Issuer”), an exempted company organized under the laws of the Cayman Islands, as previously amended by Amendment No. 1 to the Original 13D filed on June 17, 2015 (“Amendment No. 1”).  Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Original 13D.

Item 4.         Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 21, 2015, Fosun International Holdings Limited, a company organized under the laws of the British Virgin Islands (the “Lender”), and Skillgreat Limited, a British Virgin Islands company (“Skillgreat”), entered into a Deed of Release (the “Deed of Release”) pursuant to which all obligations of Skillgreat under the Share Mortgage Agreement were unconditionally and irrevocably discharged and released, including, without limitation, Skillgreat’s mortgage in favor of the Lender of all of its right, title and interest in and to 2,250,711 Ordinary Shares owned by it.  The execution of the Deed of Release followed the Lender’s receipt from Skillgreat of a series of payments completed on July 20, 2015 and aggregating $23,233,342.67 in satisfaction of all outstanding principal and interest on the Loan made pursuant to the Loan Agreement (the “Loan Repayment”).  In connection with the Loan Repayment, the Lender and Skillgreat entered into a payoff letter, dated July 16, 2015 (the “Payoff Letter”), pursuant to which, among other things, all obligations of Skillgreat under the Loan Agreement were paid, satisfied and discharged in full and the Founder’s guarantee of such obligations was released, in each case effective immediately upon the Lender’s receipt of the Loan Repayment.  References to the Deed of Release and the Payoff Letter are not intended to be complete and are qualified in their entirety by reference to the full text of the Deed of Release and the Payoff Letter, which are filed as Exhibit 99.9 and Exhibit 99.10, respectively, and which are incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of July 23, 2015.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of July 23, 2015 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c)  None of the Reporting Persons has effected any transactions involving the purchase of ADSs and Ordinary Shares during the last sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Chairman, Skillgreat and Sequoia with respect to the matters described in Items 4 and 6 of this Schedule 13D.  Each Reporting Person hereby disclaims beneficial ownership of the Ordinary Shares beneficially owned by the Chairman, Skillgreat and Sequoia. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares of the Issuer that are beneficially owned by the Chairman, Skillgreat or Sequoia or is a member of any group with the Chairman, Skillgreat or Sequoia.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in this Item 6.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

Exhibit Number	Description of Exhibits
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.2	List of the directors and executive officers of each Reporting Person, persons controlling any Reporting Person and the directors and executive officers of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs and Ordinary Shares by each Reporting Person during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.3 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.4

Share Purchase Agreement by and among Mr. Dong Yu, Skillgreat Limited, Fidelidade — Companhia de Seguros, S.A. and Fosun International Limited dated July 13, 2014 (incorporated by reference to Exhibit 99.4 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.5

Loan Agreement by and among Mr. Dong Yu, Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.5 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.6

Equitable Share Mortgage by and between Skillgreat Limited and Fosun International Holdings Ltd. dated July 23, 2014 (incorporated by reference to Exhibit 99.6 to the Original 13D filed on July 28, 2014 with the Securities and Exchange Commission).

99.7

Consortium Agreement, dated as of June 12, 2015, by and among Dong Yu, Skillgreat Limited, Fosun International and its affiliates Orrick Investments Limited, Peak Reinsurance Company Limited and Fidelidade — Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.7 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.8

Proposal Letter to the board of directors of Bona Film Group Limited, dated June 12, 2015, from Dong Yu, Fosun International Limited, Fosun International Holdings Ltd., Orrick Investments Limited, Peak Reinsurance Company Limited, Fidelidade — Companhia de Seguros, S.A. and Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P. and Sequoia Capital China Principals Fund I, L.P. (incorporated by reference to Exhibit 99.8 to Amendment No. 1 filed on June 17, 2015 with the Securities and Exchange Commission).

99.9	Deed of Release, dated as of July 21, 2015, by Fosun International Holdings Limited in favor of Skillgreat Limited.

99.10	Payoff Letter, dated July 16, 2015, by and between Fosun International Holdings Limited and Skillgreat Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2015

FOSUN INTERNATIONAL HOLDINGS LTD.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

FOSUN FINANCIAL HOLDINGS LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

ORRICK INVESTMENTS LIMITED

By:	/s/ Qin Xuetang
Name: Qin Xuetang
Title: Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director

FIDELIDADE — COMPANHIA DE SEGUROS, S.A.

By:	/s/ Guo Guangchang
Name: Guo Guangchang
Title: Director